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                            January 31, 2022

       Rodolfo Guerrero Angulo
       President
       Tofla Megaline Inc.
       Manzanillo 33. Local E, Col. Roma Norte
       Mexico, 06700

                                                        Re: Tofla Megaline Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 29,
2021
                                                            File No. 333-260430

       Dear Mr. Angulo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

       Amendment No. 1 to Form S-1 filed December 29, 2021

       Cover Page

   1. We note the revisions made in response to prior comment 1 and re-issue this comment in part. In this regard,
please ensure the registration statement cover page includes a checkbox related to
the extended transition period for complying with new or revised financial accounting
standards.
   2.                                                   Refer to prior comment
2. As previously requested, please revise your cover page to
                                                        disclose Mr. Angulo   s
expected voting power percentage following the offering and
                                                        include a
cross-reference to the related risk factor on page 9.
 Rodolfo Guerrero Angulo
FirstName  LastNameRodolfo Guerrero Angulo
Tofla Megaline Inc.
Comapany
January 31,NameTofla
            2022     Megaline Inc.
January
Page 2 31, 2022 Page 2
FirstName LastName
3. We note your response to prior comment 3. Provide us with a legal analysis to support your assertion that you are not a shell company, as such term is defined in Rule 405 of the
         Securities Act. As part of this analysis, please tell us when the purchases of microprocessors were made and the costs you incurred.
General

4. Refer to prior comment 11. The legality opinion continues to opine on a resale offering by referencing a selling stockholder. Accordingly, please revise your filing or include a revised legality opinion so that the legality opinion covers the same transaction as the registration statement.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jack Brannelly, Esq.